(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

December 29, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Investment Trust (the trust):

Fidelity Canada Fund
Fidelity China Region Fund
Fidelity Diversified International Fund
Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund
Fidelity Emerging Markets Fund
Fidelity Europe Capital Appreciation Fund
Fidelity Europe Fund
Fidelity Global Commodity Stock Fund
Fidelity International Capital Appreciation Fund
Fidelity International Discovery Fund
Fidelity International Growth Fund
Fidelity International Small Cap Fund
Fidelity International Small Cap Opportunities Fund
Fidelity International Value Fund
Fidelity Japan Fund
Fidelity Japan Smaller Companies Fund
Fidelity Latin America Fund
Fidelity Nordic Fund
Fidelity Overseas Fund
Fidelity Pacific Basin Fund
Fidelity Series Emerging Markets Fund
Fidelity Southeast Asia Fund
Fidelity Total International Equity Fund
Fidelity Worldwide Fund (the funds)

File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 118

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 118 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Diversified International Fund, Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Emerging Markets Fund, Fidelity Europe Capital Appreciation Fund, Fidelity Europe Fund, Fidelity Global Commodity Stock Fund, Fidelity International Capital Appreciation Fund, Fidelity International Discovery Fund, Fidelity International Growth Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Japan Fund, Fidelity Japan Smaller Companies Fund, Fidelity Latin America Fund, Fidelity Nordic Fund, Fidelity Overseas Fund, Fidelity Pacific Basin Fund, Fidelity Series Emerging Markets Fund, Fidelity Southeast Asia Fund, Fidelity Total International Equity Fund, and Fidelity Worldwide Fund. The funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 116. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended October 31, 2009.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 116, update standard disclosure, and implement editorial changes.

An effective date of December 30, 2009 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group